Exhibit 99.1

Scotiabank Announces Dividend on Outstanding Shares

TORONTO, Aug. 27, 2013 /CNW/ - Scotiabank today announced a dividend on the outstanding shares of the Bank for the quarter ending October 31, 2013, as follows, payable on October 29, 2013 to shareholders of record at the close of business on October 1, 2013:

Common Shares
• Dividend No. 577	of $0.62 per share; an increase of 2 cents

Non-Cumulative Preferred Shares
• Series 12, Dividend No. 61	of $0.328125 per share;
• Series 13, Dividend No. 34	of $0.30 per share;
• Series 14, Dividend No. 27	of $0.28125 per share;
• Series 15, Dividend No. 26	of $0.28125 per share;
• Series 16, Dividend No. 24	of $0.328125 per share;
• Series 17, Dividend No. 23	of $0.35 per share;
• Series 18, Dividend No. 22	of $0.209375 per share;
• Series 19, Dividend No. 2	of $0.192125 per share;
• Series 20, Dividend No. 22	of $0.3125 per share;
• Series 22, Dividend No. 20	of $0.3125 per share;
• Series 24, Dividend No. 19	of $0.3906 per share;
• Series 26, Dividend No. 19	of $0.390625 per share;
• Series 28, Dividend No. 19	of $0.390625 per share;
• Series 30, Dividend No. 14	of $0.240625 per share;
• Series 32, Dividend No. 11	of $0.23125 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

SOURCE: Scotiabank - Financial Releases

%CIK: 0000009631

For further information:

Peter Slan, Senior Vice President, Investor Relations, (416) 933-1273;
Diana Hart, Media Communications, (416) 866-7238.

CO: Scotiabank - Financial Releases

CNW 07:31e 27-AUG-13